CLIFTON STAR RESOURCES INC.

FORM 51-102F1

INTERIM MANAGEMENT DISCUSSION AND ANALYSIS

NINE MONTH PERIOD ENDED MARCH 31, 2011

The following discussion and analysis, prepared as of May 26th, 2011, should be read together with the unaudited consolidated financial statements for the nine month period ended March 31, 2011 and related notes attached thereto, which are prepared in accordance with Canadian generally accepted accounting principles. All amounts are stated in Canadian dollars unless otherwise indicated.

The reader should also refer to the annual audited financial statements for the years ended June 30, 2010 and 2009, and the Management Discussion and Analysis for those years.

Additional information related to the Company is available on SEDAR at www.sedar.com.

Forward Looking Statements

Clifton cautions readers regarding forward looking statements found in this document and in any other statement made by, or on the behalf of the Company. Forward looking statements are statements not based on historical information and which relate to future operations, strategies, financial results or other developments. Forward looking statements are necessarily based upon estimates and assumptions, which are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond Clifton’s control and many of which, regarding future business decisions, are subject to change. These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed in any forward looking statements made by or on the Company’s behalf. All factors should be considered carefully and readers should not place undue reliance on Clifton’s forward-looking statements. Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made. Examples of such forward-looking statements within this document include statements relating to: our objectives, our estimates regarding capital requirements, our financial position, the regulatory framework, market competition, government policy and regulations, our expectations with respect to expenses, and statements with respect to any or all of the Company’s properties.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company and/or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Although Clifton has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking statements contained in this Management Discussion and Analysis are made as of the date of this Management Discussion and Analysis based on the opinions and estimates of management.

Forward-looking statements reflect Clifton’s current views with respect to expectations, beliefs, assumptions, estimates and forecasts about our business and the industry and markets in which we operate. Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions which are difficult to predict.

Assumptions underlying our expectations regarding forward-looking statements or information contained in this Management Discussion and Analysis include, among others: our ability to negotiate commercially acceptable financial terms for any potential future financing(s), our ability to comply with applicable governmental regulations and standards, our success in implementing our strategies and achieving our business objectives, our ability to raise sufficient funds from equity financings in future to support our operations, and general business and economic conditions. The foregoing list of assumptions is not exhaustive.

These forward looking statements are made as of the date of this Management Discussion and Analysis or, in the case of documents incorporated by reference herein, as of the date of such documents, and we do not intend, and do not assume any obligation, to update these forward looking statements, except as may be required by applicable law. We cannot assure you that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to their inherent uncertainty.

Overall Performance

Overview of the Duparquet Project

Clifton Star and Osisko Mining Corporation (“Osisko”), its joint venture partner, have been advancing a large gold project (the “Duparquet Project”) that is located in a politically secure area of the world. The location in the province of Quebec is considered to be a major advantage when compared to the locations of other gold projects in many other jurisdictions, since the government of Quebec is mining-friendly, provides tax credits for exploration, has an extensive and experienced mining labour pool, as well as good infrastructure.

Osisko has the option to earn a 50% interest in the Duparquet Project by spending $70 million on exploration, and by advancing an additional $30 million to the project. Clifton Star has made a payment of $8.5 million to the underlying property owners, with additional payments not required until the end of 2012. During 2010, Osisko spent over $15 million, and thereby met their minimum requirement of $15 million of expenditures in 2010 in order to maintain their right to earn 50%.

The Porcupine Destor Fault, or associated faults, pass through the Duparquet property, but this area has been relatively unexplored in the past. On the Ontario side of the Quebec-Ontario border, over 100 million ounces of gold have been mined, while only a fraction of this amount has been mined on the Quebec side where Duparquet is located.

History of Operations and Drilling

Historically, there were several operating gold mines on the Duparquet property, as well as a processing facility on the Beattie property. Approximately 1,117,000 ounces of gold (from mill feed of about 10.6 million tons grading 0.126 ounces of gold per ton) were produced from the Beattie Mine, 167,000 ounces from the Donchester, and 67,000 ounces from the Duquesne. These prior underground mines only focused on the high-grade narrower sections, while the current objective is to delineate an open pit, as well as to re-evaluate underground targets – both of which have become more attractive opportunities at the current gold price.

Over the period 1987 to 2007, 125 drill holes (18,471 meters) were completed. The drill programs over the past three years consisted of the following:

•

2008:    212 diamond drill holes, consisting of 72,152 meters

•

2009:    183 diamond drill holes, consisting of 56,774 meters

•

2010:    383 diamond drill holes, consisting of 122,803 meters

The 2010 drilling consisted of 219 holes at Beattie (69,806 meters at an average length per holes of 319 meters), 79 holes at Donchester (27,074 meters at an average length per hole of 343 meters), 16 holes at Central Duparquet (5,648 meters at an average length per hole of 353 meters), and 69 holes at Duquesne (20,275 meters at an average length per hole of 294 meters).

An airborne TDEM and Magnetic survey was completed over the Duparquet property in March of 2011. The gold-bearing zones hosted by the syenite porphyry units coincide with a magnetic high feature, which includes several parallel units that are observed on all of the properties. Several magnetic high anomaly structures trending east-west and northeasterly can be observed from the survey.

NI 43-101 Resources

The current NI 43-101 mineral resource estimates are as set out below for each of the properties that make up the Duparquet Project. The following data come from various reports that have been prepared by P. Bevan, P. Eng.  (October 2009, February 2011, and April 2011), N. Rioux, P.Geo OGQ (2010), P. Lochon, P.Eng. for Forbex Mining Resources Inc. (March of 1989, and updated 1990 by Geospex Ltd.) and V. Fillion P.Geo OGQ (November 2009). All these qualified persons are independent within the meaning of NI 43-101.

Beattie Mine Property

Tonnes	Grade	grams Au	oz.Au	Category	Report

22,557,040 (1)	2.06	46,542,533	1,396,352	indicated	P. Bevan, Feb. 2011
13,899,081 (2)	2.04	28,366,016	911,973	inferred	0.5g/t cutoff

1.

Included in this resource is a potential open pit of 4,289,412 tonnes grading 2.20 g/t gold (approximately 303,000 ounces) at a cutoff grade of 0.5 g/t gold.

2.

Included in this resource is a potential open pit of 858,091 tonnes grading 1.97 g/t gold (approximately 54,000 ounces) at a cutoff grade of 0.5 g/t gold.

Donchester Mine Property

Tonnes	Grade	grams Au	oz.Au	Category	Report

582,940	3.72	2,168,024	69,702	indicated	P.Bevan,Oct. 2009
11,544,942	2.78	32,128,022	1,032,922	inferred	1.0 g/t cutoff

Duquesne Mine Property

Tonnes	Grade	grams Au	oz.Au	Category	Report

1,859,200	3.33	6,191,136	199,161	meas.+indic.	N.Rioux, 2010
1,563,100	5.58	8,722,098	280,643	inferred	3.0 g/t cutoff

Central Duparquet Mine Property

Tonnes	Grade	grams Au	oz.Au	Category	Report

1,382,134	2.79	3,856,154	123,976	meas.+indic.	Geospex Ltd. 1990
309,158	2.52	779,078	25,048	inferred	1.0 g/t cutoff

Beattie Tailings

Tonnes	Grade	grams Au	oz.Au	Category	Report

53,760	1.01	54,729	1,739	measured	V. Fillion, Nov. 2009
4,703,520	0.75	3,555,685	112,961	indicated	0.3 g/t Au cutoff
2,913,600	0.72	2,114,469	67,400	inferred

Planned Exploration Program on the Duparquet Project

The 3D modeling is ongoing, and will incorporate the results of the 2010 drilling by the Joint Venture, previous drilling by Clifton Star and others, as well as information from historical underground maps. Once the 3D modeling is complete; updated NI 43-101 resource calculations will be prepared. These should be available before the middle of 2011.

Future drilling of the syenite porphyry structure is expected to continue eastward across the Beattie-Donchester-Central Duparquet properties. In addition to the extended drilling to add to resources, detailed drilling to convert inferred resources to indicated or measured resources is expected be carried out in 2011.

The foregoing, along with the results of ongoing metallurgical testing, will be utilized as inputs for preliminary economic evaluations of potential open-pit and underground mining operations. Preliminary metallurgical testing to date has indicated good gold recoveries with commonly utilized treatment processes. Ongoing metallurgical test programs are planned to determine the best method(s) of treating a sulphide concentrate which could be generated via a conventional floatation process.

Exploration Properties and Commitments

Beattie, Donchester and Dumico properties

The Company signed three mineral property option agreements on May 1, 2008 (amended July 22, 2008, November 24, 2008 and April 8, 2009) with Beattie Gold Mines Ltd. ("Beattie”), 2699681 Canada Ltd. (“2699681”) and 2588111 Manitoba Ltd. (“2588111”) respectively with similar terms.

On October 26, 2009, the Company signed a Letter of Intent with the optionors.  The Company renegotiated with the optionors to terminate the aforementioned mineral property option agreements and enter into new agreements.  Before the new agreements were entered into, the Company paid $600,000 to Beattie, $300,000 to 2699681 and $600,000 to 2588111 under the old option agreements.

Beattie owns an underground mining concession. 2699681 owns, through its wholly owned subsidiary, Eldorado Gold Mines Inc., certain surface rights. 2588111 owns, through its wholly owned subsidiary, 173714 Canada Inc., certain mineral claims and mining concessions.  All the mining rights, claims and concessions are located near the town of Duparquet, Quebec.

Terms of the new agreements are as follows:

i)

cash payments of $3,400,000 (paid) to Beattie, $1,700,000 (paid) to 2699681, and $3,400,000 (paid) to 2588111 which were due on December 1, 2009 was extended to June 1, 2010 and earned the Company 10% of the issued and outstanding shares of the optionors;

ii)

cash payments of $8,800,000 to Beattie, $4,400,000 to 2699681, and $8,800,000 to 2588111 due on December 1, 2012; and

iii)

cash payments of $12,000,000 to Beattie, $6,000,000 to 2699681, and $12,000,000 to 2588111 before or on December 1, 2017 will earn the Company the remaining 90% of the issued and outstanding shares of the optionors.

In the event of a change of control in the Company or an assignment of the mineral property option agreements prior to the expiry of the aforementioned options, the Company would be obligated to purchase all of the outstanding shares of the optionors as follows:

i)

cash payments of $20,800,000 to Beattie if this event occurred after June 1, 2010 but prior to December 1, 2012, or $12,000,000 if this event occurs after December 1, 2012 but prior to December 1, 2017.

ii)

cash payments of $10,400,000 to 2699681 if this event occurred after June 1, 2010 but prior to December 1, 2012, or $6,000,000 if this event occurs after December 1, 2012 but prior to December 1, 2017.

(iii)

cash payments of $20,800,000 to 2588111 if this event occurred after June 1, 2010 but prior to December 1, 2012, or $12,000,000 if this event occurs after December 1, 2012 but prior to December 1, 2017.

The optionors will retain a 2% Net Smelter Royalty.

Property Option, Joint Venture Agreement and Commitment Letter

On December 10, 2009, the Company entered into a mineral property option and joint venture agreement (the “Agreement”) with Osisko regarding a joint venture on the Duparquet project.  The Duparquet project is comprised of the Central Duparquet, Duquesne, Beattie, Donchester and Dumico properties.

Terms of the agreement are as follows:

Osisko shall make contributions to the joint venture in the first year, which shall commence on January 1, 2010, of a minimum of $15,000,000.  Thereafter, in order to maintain its right to earn a 50% interest, Osisko agrees:

•

To contribute $15,700,000 in earn-in payments to the joint venture in the second year, which shall commence on January 1, 2011;

•

To contribute $23,600,000 in earn-in payments to the joint venture in the third year, which shall commence on January 1, 2012; and

•

To contribute $15,700,000 in earn-in payments to the joint venture in the fourth year, which shall commence on January 1, 2013.

By making such payments (a total of $70,000,000) Osisko shall earn a 50% interest in the joint venture over a period of four years. Osisko shall have the right to increase the rate of earn-in payments and accelerate the term of the option period to acquire the 50% interest under the joint venture. Earn-in payments shall be used by the joint venture to finance the activities of the joint venture.

Osisko will act as operator of the joint venture during the option period and thereafter so long as Osisko has a 50% or greater interest in the joint venture.

On December 10, 2009, Osisko also issued a commitment letter to provide the Company, financing of up to $22,500,000 for a period of 36 months under certain conditions.

Amendment to Joint Venture Agreement

On November 12, 2010, Osisko and the Company agreed to remove the Hunter mining concession from the December 10, 2009 joint venture agreement.  Osisko has agreed to renounce, without compensation, to its exclusive and irrevocable option related to any rights in the Hunter mining concession granted under the joint venture agreement by the Company.

Central Duparquet

On December 15, 2008, the Company signed an option agreement whereby it may acquire a 100% interest in the Central Duparquet property.  The property is comprised of 18 mineral claims totalling 293 hectares located in the Duparquet Township, Quebec. To earn its 100% interest, the Company paid $400,000 on January 13, 2009.

During the five year period following the date of execution of the agreement, the Company may sell, transfer or otherwise dispose of all or any portion of its interest in the property.  A term of this disposition will be a payment to the optionor of shares of any company acquiring an interest in the property at a deemed value of $1,900,000 or $1,900,000 in cash.

On February 26, 2010, the Company entered into an agreement to acquire the 2% Net Smelter Return Royalty (“NSR”) from the optionor. As consideration for the acquisition of the NSR, the Company paid $155,000 and issued 10,000 common shares, valued at $57,400, to the optionor.

Duquesne property

On June 20, 2010, the Company fulfilled all obligations under the option agreement and acquired a 100% interest in Duquesne

Pursuant to an option agreement dated September 20, 2006 (amended on May 14, 2007 and June 11, 2007), the Company issued 10,000 common shares valued at $18,500 to the optionor, paid $1,800,000 cash and incurred over $4,000,000 in exploration expenditures to acquire all of the issued shares of Duquesne Gold Mines Ltd. (“Duquesne”).  Duquesne was a private Canadian mineral exploration company which owns fifty five mineral claims and one mining concession located in Destor Township, Quebec, which are known as the Duquesne Gold Project.

The optionor will retain a 3% Net Smelter Return Royalty (“NSR”), while the Company has the option to purchase from the optionor the 3% NSR in consideration for the sum of $1,000,000 for each 0.5% at any time for a total of $6,000,000.

During the year ended June 30, 2009, the Company acquired additional claims totalling 964 hectares known as the Duquesne Extension for $35,000.  The Duquesne Extension adjoins the Duquesne property to the south and southwest.  In addition, the Company paid $250,000 to acquire claims totalling 525 hectares known as the Lepine and Destor properties.  These claims are contiguous to the northwest and east respectively of the Duquesne property.  The optionor will retain a 2% Net Smelter Return Royalty.

Hunter property

Clifton Star currently has the right to earn a 100% interest in the Hunter property after Osisko agreed to allow this property to be excluded from the Osisko/Clifton joint venture.

A drilling program, consisting of 10 diamond drill holes, was carried out on the Hunter property in 2011. All of the holes were drilled to intersect the mineralization below the prior underground workings, except for hole #7 which was drilled above the underground workings. The intersections ranged from about one to five meters (not true widths), with most of the assays from 1.5% to 2.5% copper. Silver assays typically ranged from about 10 to 30 grams per tonne. Other than hole #7, most of the intersections were at depths of 200 to 300 meters.

Cat Lake property

The Company signed a mineral property option agreement on May 1, 2008 (amended July 22, 2008, November 24, 2008 and April 8, 2009) with 2588111 Manitoba Ltd. (“2588111”).  The Cat Lake property is comprised of nine mining leases totaling 238 hectares in the Lac Dubonnet Mining District, which is approximately 193 kilometres northeast of Winnipeg, Manitoba. Under terms of the option agreement, the Company must keep the property in good standing (currently in good standing until July 28, 2015) and incur minimum exploration expenditures of $33,000 (incurred) by July 28, 2010.

On the Cat Lake property, six holes were drilled into the main copper-nickel zone, which is associated with mineralized gabbros. Significant values of copper-nickel were encountered with the best intersection being 24.5 meters averaging 0.78% copper and 0.37% nickel (from 55.5 meters to 80.0 meters). This is the same zone encountered by Mustang Minerals on the west and east side of the Cat Lake claims. Mustang Minerals generated an updated 43-101 mineral resource estimate on their property, and plans to build a mill in the area to process their resources.

Qualified Person

Fred T. Archibald, Director of Clifton Star Resources Inc., a member of the Association of Professional Geoscientists of Ontario (APGO) and Quebec (OGQ) and a Qualified Person as defined by National Instrument 43-101 Standards of Disclosure for Mineral Projects, is responsible for the preparation of, and has verified, the technical information in this interim MD&A.

Selected Annual Financial Information

The table below sets forth selected audited financial data relating to the Company for the years ended June 30, 2010, June 30, 2009 and June 30, 2008:

Year ended	June 30, 2010	June 30, 2009	June 30, 2008
Current assets	$ 6,260,136	$ 2,662,159	$ 5,902,514
Resource properties	$ 26,372,955	$ 19,384,946	$ 5,079,074
Property and equipment	$ 61,870	$ 2,533	$ 3,618
Total assets	$ 32,694,961	$ 22,049,638	$ 11,985,206
Current liabilities	$ 198,549	$ 564,989	$ 1,186,552
Total liabilities	$ 2,387,549	$ 2,679,989	$ 1,337,052
Total revenue	Nil	Nil	Nil
Net loss	$ (9,562,347)	$ (2,004,944)	$ (523,379)
Basic loss per share	$ (0.38)	$ (0.09)	$ (0.04)
Weighted Avg. shares	25,170,068	21,751,739	13,026,767

Results of Operations

As Clifton Star Resources Inc. is in the exploration phase and its properties are in the early stages of exploration, none of the Company’s properties are in production. Therefore, mineral exploration expenditures are being capitalized as incurred and administrative expenses are being expensed as incurred. Consequently, the Company’s net loss is not a meaningful indicator of its performance or potential.

The key performance driver for the Company is the acquisition and development of prospective mineral properties. By acquiring and exploring projects of superior technical merit, the Company increases its chances of finding and developing an economic deposit.

At this time, the Company is not anticipating profit from operations. Until such time as the Company is able to realize profits from the production and marketing of commodities from its mineral interest, the Company will report an annual deficit and will rely on its ability to obtain equity or debt financing to fund on-going operations.

Additional financing is required for additional exploration and administration costs. Due to the inherent nature of the junior mineral exploration industry, the Company will have a continuous need to secure additional funds through the issuance of equity or debt in order to support its corporate and exploration activities, as well as its share of obligations relating to mineral properties.

For the nine months ended March 31, 2011 and 2010

The net loss for the nine months ended March 31, 2011 was $3,658,651 or $(0.11) per share as compared to the net loss for the nine months ended March 31, 2010 of $9,416,732 or $(0.39) per share.

Operating expenses for the nine months ended March 31, 2011 decreased by $5,258,745 (to $4,115,450) from $9,374,195 for the same period in 2010. The year over year decrease was primarily due to a significant decrease in stock-based compensation expense of $5,597,962 to $2,912,164 as of March 31, 2011 from $8,510,126 in the same period in 2010. The decrease was also, to a lesser extent, due to lower shareholder costs of $29,289 at March 31, 2011 compared to $103,126 for the same period in 2010 mainly because the Company no longer avails the services of a leading proxy solicitation firm. These decreases; however, were offset by the following increases in operating expenditures:

•

Management fees of $200,000 (2010 - $121,500) increased as a result of the Company entering into a three year management agreement on January 1, 2009 (amended October 1, 2009 and on February 10, 2011, with effect as of October 1, 2010) with Harry Miller, the Company’s President and Director.  Pursuant to the amended management agreement, the Company agreed to pay Mr. Miller $250,000 per annum, which is to be paid in quarterly installments. An additional $30,000 lump sum payment was made to Mr. Miller for exceptional service with the Company for the year ended June 30, 2010.

•

Professional fees of $508,296 (2010 – $255,294) are for the ongoing legal and accounting fees incurred in the day-to-day operations of the Company. The increase in professional fees was due to significant legal fees in connection with maintaining property agreements and other day-to-day corporate and legal matters.

•

Travel and telephone expenses of $127,831 (2010 - $88,513) are higher than the comparative period primarily due to the fact that the Company’s management and consultants increased their travel activities in the current period to promote the Company, attend meetings with its joint venture partner Osisko, and travel to Toronto for Board of Directors meetings and continue work on its defense against a claim by a former employee and consultant, which is further described in Note 11 of the interim consolidated financial statements.

•

Consulting and directors’ fees of $139,739 (2010 - $97,525) are higher than the comparative period primarily as a result of annual retainers and applicable additional board meeting fees paid to the Company’s directors. The increase also resulted from the Company requiring more time from its Chief Financial Officer.

Other operating costs during the nine months ended March 31, 2011 totaled $198,131 (2010 - $198,111), representing 5% (2010 – 2%) of total operating expenses, includes amortization, filing and transfer agent fees, insurance expense, investor relations expense and office and miscellaneous expense.

Recovery of income taxes for the nine months ended March 31, 2011 was $375,445 compared to $Nil in the same period in 2010.  The future income tax recovery was primarily due to the renunciation, during the third quarter ended March 31, 2011,  of flow-through funds with an effective date of December 31, 2010.

For the three months ended March 31, 2011 and 2010

Net loss for the three months ended March 31, 2011 was $904,051 or $(0.03) per share as compared to the net loss for the three months ended March 31, 2010 of $7,108,205 or $(0.28) per share.

Operating expenses for the three months ended March 31, 2011 totaled $1,318,062, as compared to operating expenses of $7,109,058 for the same period in 2010.  The year over year decrease in operating expenses of $5,790,996 was primarily due to a significant decrease in stock-based compensation expense as there were no stock options granted during the during the three months ended March 31, 2011 compared to 1,900,000 stock options granted during the same period in 2010.

Stock-based compensation for the three months ended March 31, 2011 was $929,166 relating to the vesting of options granted in the first quarter of 2011 as compared to $6,817,111 for the same period in 2010 relating to the 1,900,000 stock options with a fair value of $6,522,783 and $294,328 relating to the vesting of options granted in the first quarter of 2010 and fiscal year 2009.  This decrease was partially offset by the following increases in operating expenditures:

•

Management fees increased by $16,000 from $46,500 to $62,500 primarily for the reason noted in the discussion above pertaining to management fees for the nine months ended March 31, 2011.

•

Professional fees increased by $48,833 from $56,355 to $105,188 primarily due to the legal fees incurred in connection with maintaining of property agreements and ongoing defense against the statement of claim from a former employee and consultant.

•

Consulting and directors’ fees increased by $52,804 from $34,342 to $87,146 mainly because of the annual retainers and applicable additional board meeting fees paid to the Company’s directors mentioned above.

Other operating costs during the three months ended March 31, 2011 totaled $134,062 (2010 - $154,750), representing 10% (2010 – 2%) of total operating expenses, includes amortization, filing and transfer agent fees, insurance expense, investor relations expense, travel and telephone, and office and miscellaneous expense.

Recovery of income taxes for the three months ended March 31, 2011 was $375,445 compared to $Nil in the same period in 2010.  The future income tax recovery was primarily due to the same reason noted above.

Results of Operations

The following table summarizes selected financial data reported by the Company for the quarter ended March 31, 2011 and the previous seven quarters in Canadian dollars.

	March 31, 2011	December 31, 2010	September 30, 2010	June 30, 2010	March 31, 2010	December 31, 2009	September 30, 2009	June 30, 2009

Total assets	$ 47,141,240	$ 47,343,027	$ 43,848,210	$ 32,694,961	$ 26,937,526	$ 23,920,347	$ 21,722,793	$ 22,049,638
Working capital	$ 14,895,501	$ 15,594,045	$ 12,701,287	$ 6,061,587	$ 4,351,371	$ 173,239	$ 1,079,763	$ 2,097,170
Shareholders’ equity	$ 44,474,314	$ 44,537,366	$ 41,445,617	$ 30,347,412	$ 24,789,363	$ 20,456,421	$ 19,243,744	$ 19,369,649
Revenue	-	-	-	-	-	-	-	-
Net loss	$ (904,051)	$(1,532,372)	$(1,222,228)	$ (145,615)	$(7,108,205)	$ (941,649)	$(1,366,878)	$ (140,797)
Loss per share	$ (0.03)	$ (0.05)	$ (0.04)	$ (0.01)	$ (0.28)	$ (0.04)	$ (0.06)	$ (0.01)

Liquidity and Capital Resources

As of March 31, 2011, the Company had $15,274,421 in cash.  The Company does not have any cash flow from operations due to the fact that it is an exploration stage company; therefore, financings and joint ventures / alliance partnerships have been the sole source of funds in the past few years.

At March 31, 2011, the Company had working capital of $14,895,501. In the opinion of management, this working capital is sufficient to support the Company’s general administrative and corporate operating requirements on an ongoing basis for the next 12 months and beyond.

Given the volatility in equity markets, global uncertainty in economic conditions, cost pressures and results of exploration activities, management constantly reviews expenditures and exploration programs and equity markets such that the Company has sufficient liquidity to support its growth strategy.

During the nine months ended March 31, 2011, the Company’s main expenditures included administrative costs of $1,198,813 and exploration expenditures of $5,212,266.

Liquidity Outlook

The Company’s cash position is highly dependent on the ability to raise cash through financings and the expenditures on its exploration programs. Capital expenditures are not expected to have any material impact on liquidity.

Management believes that even with the financing in November 2010 and its current cash balance of $15,274,421, the Company is still dependent on external financings to fund its exploration programs. As results of exploration programs are determined and other opportunities become available to the Company, management may complete an external financing as required.

The outlook is based on the Company’s current financial position and is subject to change if opportunities become available based on current exploration program results and/or external opportunities.

At present, the Company’s operations do not generate cash inflows, and its financial success is dependent on management’s ability to discover economically viable mineral deposits. The mineral exploration process can take many years and is subject to factors that are beyond the Company’s control.

In order to finance the Company’s future exploration programs and to cover administrative and overhead expenses, the Company raises money through equity sales, from the exercise of convertible securities and from optioning its resource properties. Many factors influence the Company’s ability to raise funds, including the health of the resource market, the climate for mineral exploration investment, the Company’s track record, and the experience and calibre of its management.  Actual funding requirements may vary from those planned due to a number of factors, including the progress of exploration activities. Management believes it will be able to raise equity capital as required in the long term, but recognizes that there will be risks involved which may be beyond its control.

Strategy and Risk Management

Currently, most of the Company’s exploration activities are being funded by its joint venture partner Osisko. Recently, Osisko and the Company agreed to remove the Hunter mining concession from the December 10, 2009 joint venture agreement.  Osisko has agreed to renounce, without compensation, its exclusive and irrevocable option related to any rights in the Hunter mining concession granted under the joint venture agreement by the Company. The Company plans to continue exploring the Hunter Property in 2011.

Exploration Stage Company

The Company is engaged in the business of acquisition and exploration of mineral properties.  All of the properties are without proven ore deposits and there is no assurance that the Company’s exploration programs will result in such, nor can there be any assurance that, economic deposits can be commercially mined.  As a consequence, the risks and uncertainties and forward looking information is subject to known and unknown risks and uncertainties which are as follows, but not limited thereto:

•

uncertainty in the Company’s ability to fund the development of its mineral properties or the completion of further exploration programs;

•

uncertainty as to actual capital costs, operating costs, production and economic returns, and uncertainty that the Company’s exploration and development activities will result in profitable mining operations;

•

risks related to environmental regulation and liability;

•

political and regulatory risks associated with mining and exploration;

•

changes in the market price of metals and/or minerals, which in the past fluctuated widely and which could affect the Company’s operations and financial condition and its ability to raise additional financing;

•

assumptions related to the future prices of metals;

•

risks related to project cost overruns or unanticipated costs and expenses;

•

mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes or other unanticipated difficulties with or interruptions in production;

•

the potential for delays in carrying out and completing exploration or development activities;

•

uncertainty in the Company’s ability to obtain and maintain certain permits necessary to its current and anticipated operations;

•

uncertainty relating to the Company’s ability to attract and retain qualified management to meet the needs of its anticipated growth, and risks relating to its ability to manage growth effectively;

•

risks related to the Company’s mineral properties being subject to prior unregistered agreements, transfers or claims and other defects in title;

•

risks related to the Company’s history of financial losses, which may continue in the future;

•

risks related to increased competition that could adversely affect the Company’s ability to attract necessary capital funding or acquire suitable properties for mineral exploration in the future;

•

risks related to Company’s officers and directors becoming associated with other natural resource companies, which may give rise to conflicts of interest;

•

dependence on general economic, market or business conditions;

•

uncertainty related to additional financing requirements and access to capital;

•

changes in business strategies; and

•

changes in laws and regulations.

If one or more of these risks or uncertainties materializes, or if assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this Management Discussion and Analysis.

Other Corporate and Financing Matters

Annual and Special Meeting

On December 13, 2010, the Company held its annual and special meeting.  At such meeting, the shareholders of the Company approved the continuation of the Company under the Canada Business Corporations Act. The effective date of the continuation is December 29, 2010.

Shareholders’ Rights Plan

The Board of Directors of the Company approved the adoption of a shareholder rights plan agreement.  The rights plan was adopted to ensure the fair treatment of all of the Company’s shareholders in connection with any possible future takeover bids for the outstanding common shares of the Company. The rights plan provides shareholders with adequate time to properly evaluate and assess a takeover bid without facing undue pressure or coercion. The rights plan is similar to the plans adopted by other Canadian companies; it has a term of three years.

The plan was not adopted in response to, or in contemplation of, any specific proposal to acquire control of the Company.  The rights plan also provides the board with additional time to consider any takeover bid and, if applicable, to explore alternative transactions in order to maximize shareholder value. The plan is not designed to prevent takeover bids that treat the Company’s shareholders fairly. Pursuant to the terms of the rights plan, any bids that meet certain criteria intended to protect the interest of all shareholders are deemed to be permitted bids. A permitted bid must be made by way of a takeover bid circular prepared in compliance with applicable securities law and, in addition to certain conditions, must remain open for 60 days. In the event a takeover bid does not meet the permitted bid requirements of the rights plan, the rights issued under the plan will entitle shareholders, other than any shareholder or shareholders involved in the takeover bid, to purchase additional common shares of the Company at a significant discount to the market price of the common shares at that time.

The rights plan has been submitted to the TSX Venture Exchange and was approved by the shareholders at the Company’s annual and special meeting held on December 13, 2010.

Management Agreement

On January 1, 2009, the Company entered into a three year management agreement (amended October 1, 2009 and on February 10, 2011, with effect as of October 1, 2010) with Harry Miller, the Company’s President and Director. Pursuant to the amended management agreement, the Company agreed to pay Mr. Miller $250,000 per annum which is to be paid in quarterly instalments. The Company has also agreed to pay Mr. Miller two years salary in the event that the management agreement is terminated prior to its expiry at the end of 2011, or there is a change in control of the Company. Mr. Miller was also awarded an extra $30,000 for exceptional service with the Company for the year ending June 30, 2010.

Private Placement

On November 23, 2010, the Company completed a non-brokered flow-through private placement of 182,000 flow-through shares at a price of $5.50 per share for proceeds of $1,001,000.

No finders’ fees or commissions were paid in conjunction with this private placement.

Related Party Transactions

During the nine months ended March 31, 2011, the Company entered into the following transactions with related parties:

a)

Paid or accrued $20,907 (March 31, 2010 - $49,661) in geological consulting fees to F.T. Archibald Consulting Ltd. which is controlled by Fred Archibald, a director of the Company.

b)

Paid or accrued $Nil (March 31, 2010 - $22,279) in geological consulting fees to Dean Rogers, a former director of the Company.

c)

Paid or accrued $58,556 (March 31, 2010 - $52,583) in consulting fees to Ian Beardmore, Chief Financial Officer of the Company.

d)

Paid or accrued $70,666 (March 31, 2010 - $Nil) in directors fees to the Company’s directors.

e)

Paid or accrued $154,214 (March 31, 2010 - $44,420) in legal fees to Lavery, de Billy L.L.P., a partner of which is a director of the Company.

f)

Paid or accrued $200,000 (March 31, 2010 - $121,500) in management fees to Harry Miller, President, CEO and Director of the Company.

Included in accounts payable and accrued liabilities as at March 31, 2011 is $3,849 (June 30, 2010 - $Nil) for geological consulting fees accrued to F.T. Archibald Consulting Ltd. (Note 7(a)), $18,455 (June 30, 2010 - $18,455) for legal fees accrued to Lavery, de Billy L.L.P. (Note 7(e)) and $62,500 (June 30, 2010 - $Nil) for management fees to Harry Miller (Note 7(f)).

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Proposed Transactions

At the present time, there are no proposed transactions that are required to be disclosed.

Additional Disclosure for Venture Issuers Without Significant Revenue

Additional disclosure concerning Clifton Star Resources Inc.’s general and administrative expenses and mineral properties and deferred exploration costs is provided in the Company’s Balance Sheet and Statement of Loss and Deficit contained in its Audited Consolidated Financial Statements for the Year Ended June 30, 2010, available on SEDAR - site page accessed through www.sedar.com.

Off-Balance Sheet Arrangements

The Company had no off-balance sheet arrangements as at March 31, 2011 or as at the date hereof.

Outstanding Share Data

Clifton Star Resources Inc.’s authorized capital is unlimited common shares without par value.  As at May 26, 2011, the following common shares and stock options were outstanding:

	# of Shares	Exercise Price	Expiry Date
Issued and Outstanding Common Shares at May 26, 2011	35,654,390
Stock Options	100,000* 200,000* 300,000 1,750,000 1,450,000 400,000 35,000 50,000	$2.55 $2.55 $2.30 $4.15 $5.35 $5.80 $4.15 $5.00	February 17, 2011 February 20,2011 September 8, 2011 September 13, 2012 January 22, 2013 January 27, 2013 May 6, 2013 December 22, 2013
Fully Diluted at May 26, 2011	39,939,390

* Certain performance based options were set to expire in February 2011 during a blackout period. In accordance with the terms of the Stock Option Plan, the expiry date for these options has been extended until the 10th business day after the blackout period ends.

Recent Canadian Accounting Pronouncements

Recent Canadian accounting pronouncements which have been issued but are not yet effective, and which may affect the Company’s financial reporting, are as follows:

Business Combinations

In January 2009, the CICA issued Handbook Sections 1582 – Business Combinations (“Section 1582”), 1601 – Consolidated Financial Statements (“Section 1601”) and 1602 – Non-controlling Interests (“Section 1602”) which replace CICA Handbook Section 1581 – Business Combinations and 1600 – Consolidated Financial Statements.  Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under International Financial Reporting Standards (“IFRS”). Section 1582 is applicable for the Company’s business combinations with acquisition dates on or after January 1, 2011. Early adoption of this Section is permitted.  Section 1601 together with Section 1602 establishes standards for the preparation of consolidated financial statements.  Early adoption of this Section is permitted.  If the Company chooses to early adopt any one of these Sections, the other two sections must also be adopted at the same time.

International Financial Reporting Standards (“IFRS”)

In February 2008 the Accounting Standards Board (“AcSB”) announced that publicly accountable enterprises are required to adopt IFRS beginning on or before January 1, 2011. The company will issue its first financial statements prepared under IFRS for the interim period ending September 30, 2011 and for the fiscal period ending June 30, 2012. Financial statement numbers for comparison purposes will be restated for presentation purposes.

The transition to IFRS will impact the Company’s accounting policies, as noted below, and to a lesser extent the information technology and data systems, internal control over financial reporting and disclosure controls and training requirements.

The Company’s transition will include the traditional 4 phases being scoping and planning, detailed assessment, implementation and review and post implementation. The scoping and planning established a project leader and team, obtaining organizational approval, identifying key areas affected, and developing a plan to implement and communicate. Phase 2, involved the identification of key accounting differences between IFRS and Canadian GAAP, a selection of the accounting policies under IFRS, transitional exemptions, quantification of financial statement impact and preparation of shell financial statements and impact on the business processes. To date the Company has completed all the items up to transition exemptions and is working on the remaining items of quantification and preparation of shell financial statements. The company has determined that there will be minimal impact on the business processes such as information systems, internal control over financial reporting and disclosure controls and training. Phase 3 includes the implementation of the required changes necessary for IFRS compliance. Final decisions on accounting policies and IFRS 1 exemptions, preparation of the opening balance sheet at July 1, 2010, comparative fiscal 2011 and thereafter, training of personnel, and assessment and monitoring of the effectiveness of internal controls are being conducted throughout 2010. Phase 4 on post implementation will include sustainable IFRS financial information and processes for fiscal 2011 and beyond.

IFRS 1 – First time adoption of IFRS

IFRS governs the first time adoption of IFRS, which allows for certain exemptions from retrospective application.

IFRS 1 allows a company to measure property, plant and equipment at transition to fair value, which exemption can be applied on an asset by asset basis.  The Company expects to use the exemption to continue to record its property, plant and equipment at cost.

IFRS 1 allows a company to elect not to apply the provisions of IFRIC 1, Changes in Existing Decommission, Restoration and Similar Liabilities, for changes to those liabilities before the date of transition to IFRS.  When the Company applies this exemption, it would determine the reclamation obligation at the transition date, discount those back to the dates when they first arose, and depreciate these amounts forward to the transition date to determine the amount to be included in the depreciated cost of assets.

IFRS 1 allows a first time adopter of IFRS to apply IFRS 2 to all equity instruments that were granted before November 7, 2002 or were granted after that date but vested before the Company’s transition date. This basically allows the Company to retrospectively apply IFRS 2. The company plans to elect for this exemption and apply this retrospectively only for share based payments which were granted after November 7, 2002 and had not vested at the transition date.

IFRS allows certain other exemptions but the Company expects that these will be immaterial to the Company’s financial statements.

IFRS and Canadian GAAP Differences

An analysis of the Company’s differences between IFRS and Canadian GAAP has determined a number of differences, some of which will not have a material difference to the Company’s financial statements. There may be other differences which could arise over time but have not been determined to be material currently.  The differences which could have a material difference are as follows.

Reclamation and Closure Cost Obligations

Under IFRS the Company’s obligation for closure and reclamation is based on management’s best estimate of such future expenditures discounted for the country specific risk free rates. Under Canadian GAAP the obligation is determined based on the fair value of future estimated expenses using quoted market prices and discounted using the Company’s current credit adjusted risk free rate. The change in accounting policy is not expected to have a material impact on the financial statements.

Impairment of Mining Interests

Under IFRS impairment is a one-step process whereby the carrying amount is compared to the recoverable amount which is calculated as the estimated discounted future pre-tax cash flows or fair value less costs to sell. Under Canadian GAAP there is a two step process whereby the Company must first compare the net realizable value to the carrying value and if net realizable value is less then carrying value management must discount the cash flows to calculate impairment. The change in accounting policy is not expected to have a material impact on the financial statements.

Share Based Payments (Stock Based Compensation under Canadian GAAP)

When stock options vest at different periods under IFRS, each grant is treated as an individual grant vest on a straight line basis over each individual vesting period. Under Canadian GAAP the entire grant of stock options is currently being treated as a pool and vest on a straight line basis over the vesting period. The Company is currently quantifying the effect of the change in accounting policy on its financial statements.

In addition, under IFRS the Company must make an estimate of stock options that are forfeited before they vest, whereas under Canadian GAAP the Company can make estimates of forfeiture. The change in accounting policy is not expected to have a material impact on the financial statements.

Financial Instruments

Fair Value

The Company designated its cash as held-for-trading, which is measured at fair value. Receivables have been designated as loans and receivables, which are initially recorded at fair value, net of transaction costs incurred, and subsequently at amortized cost using the effective interest rate method. Accounts payable and accrued liabilities are classified as other financial liabilities, which are measured at amortized cost.

As of March 31, 2011, the balance sheet carrying amounts of these financial instruments closely approximate their fair value, and the Company held no derivative instruments.

Fair value estimates are made at the balance sheet date, based on relevant market information and other information about the financial instruments. Fair values are determined directly by reference to published price quotations in an active market, when available, or by using a valuation technique that uses inputs observed from the markets.

The following provides a comparison of carrying and fair value amounts of each classification of financial instruments as at March 31, 2011:

	March 31, 2011	June 30, 2010
Held-for-trading	$15,274,421	$6,189,396
Loans and receivables	$212,745	$14,695
Other financial liabilities	$603,121	$198,549

During the fiscal year ended June 30, 2010, the Company adopted the fair value hierarchy that classifies financial instruments measured at fair value at one of three levels according to the relative reliability of the inputs used to estimate fair value. The financial instrument from the above schedule, which is covered by the new hierarchy disclosures, is cash. Cash is classified as Level 1 which have unadjusted quoted market prices in active markets for identical assets or liabilities.

Financial Risk Management

The Company’s activities expose it to a variety of financial risks including credit risk, interest rate risk and liquidity risk.

Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Company to credit risk consist of cash and receivables. The Company deposits its cash with high credit quality major Canadian financial institutions as determined by ratings agencies. Receivables are mainly interest receivable from the bank, sales tax receivable, and an amount due from a vendor for an overpayment. The carrying amount of financial assets recorded in the financial statements, net of any allowances for losses, represents the maximum exposure to credit risk.

Interest Rate Risk

The Company’s cash balance includes $14,071,000 in term deposits. The term deposits earn interest at 0.45% to 1.15% per annum.  The Company does not have any interest bearing debt.

Liquidity Risk

Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. The Company attempts to manage liquidity risk by maintaining sufficient cash balances. Liquidity requirements are managed based on expected cash flows to ensure that there is sufficient capital in order to meet short-term obligations. As of March 31, 2011, the Company had a cash balance of $15,274,421 (June 30, 2010 - $6,189,396) to settle current liabilities of $603,121 (June 30, 2010 - $198,549).  The Company also had flow-through commitments of $620,559 (June 30, 2010 - $Nil).

Capital Management

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support exploration and development of mineral properties. The Board of Directors has not established quantitative capital structure criteria management, but will review on a regular basis the capital structure of the Company to ensure its appropriateness to the stage of development of the business.

The Company’s objectives when managing capital are:

•

To maintain and safeguard its accumulated capital in order to provide an adequate return to shareholders by maintaining a sufficient level of funds, to support continued evaluation and maintenance at the Company’s existing properties, and to acquire, explore, and develop other precious and base metal deposits.

•

To invest cash on hand in highly liquid and highly rated financial instruments with high credit quality issuers, thereby minimizing the risk and loss of principal.

•

To obtain the necessary financing to complete exploration and development of its properties, if and when it is required.

The properties in which the Company currently holds an interest in are in the exploration stage, and the Company is dependent on external financing to fund its activities.  In order to carry out planned exploration and development and pay for administrative costs, the Company will utilize its existing working capital and raise additional amounts as needed.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

In order to facilitate the management of capital and development of its mineral properties, the Company prepares annual expenditure budgets, which are updated as necessary and are reviewed and approved by the Company’s Board of Directors.  In addition, the Company may issue new equity, incur additional debt, option its mineral properties for cash and/or expenditure commitments from optionees, enter into joint venture arrangements, or dispose of certain assets.  When applicable, the Company’s investment policy is to hold cash in interest bearing accounts at high credit quality financial institutions to maximize liquidity.  In order to maximize ongoing development efforts, the Company does not pay dividends.  The Company expects to continue to raise funds, from time to time, to continue meeting its capital management objectives.

There were no changes in the Company’s approach to capital management during the nine months ended March 31, 2011 compared to the year ended June 30, 2010.  The Company is not subject to externally imposed capital requirements.

Contingency

On September 19, 2007, the Company received a statement of claim from a former employee and a consultant.  The compensation sought in the claim is as follows:

i)

An order requiring a director and a former director of the Company to sell 2,000,000 shares of the Company at $0.38 per share and an additional 1,000,000 shares at $0.65 per share to one of the plaintiffs for their claim that the Company breached a contract related to the Duquesne Gold Project;

ii)

In the alternative, damages for breach of contract in the sum of $5,520,000 being the amount that the plaintiffs would have realized had he been allowed to exercise this option to purchase 2,000,000 shares at $0.38 and $1,000,000 shares at $0.65 and he disposed of his shares at the current market price of $2.31;

iii)

In the alternative, damages in the sum of $5,520,000 for the tort of conversion;

iv)

An order requiring the delivery of 436,500 options exercisable at $0.20 per share to be granted to the former employee;

v)

In the alternative, damages for wrongful dismissal in the sum of $1,008,315 being the current market value of 436,500 shares of the Company;

vi)

The former employee is also seeking damages of $20,000 claiming wrongful dismissal by the Company;

vii)

Pre-judgement and post-judgement interest and the plaintiffs’ costs of this action.

The action is still only at the discovery stage and it is therefore premature to evaluate the likelihood of the outcome of the claim. The Company doesn’t believe the claims are valid and currently is defending its position. The parties involved have agreed to utilize the services of a mediator.  The meeting will be held in the summer of 2011.

Recent Developments and Outlook

The Company expects to obtain financing in the future primarily through further equity financing, as well as through joint venturing and/or optioning out its properties to qualified mineral exploration companies. There can be no assurance that the Company will succeed in obtaining additional financing, now or in the future. Failure to raise additional financing on a timely basis could cause the Company to suspend its operations and eventually to forfeit or sell its interest in its resource properties.

Corporate Governance

The Board of Directors of Clifton Star Resources Inc. comprises of six directors, three of whom are considered to be independent.

Subsequent Events

•

Subsequent to March 31, 2011, the Company received proceeds of $2,097,796 from the exercise of 731,705 share purchase warrants, 73,170 agent’s options and 73,170 underlying agent’s warrants.

•

On May 6, 2011, the Company granted 35,000 incentive stock options to a consultant.  The options are exercisable at $4.15 per share and expire on May 6, 2013.

Approval

The Board of Directors of Clifton Star Resources Inc. have approved the disclosure contained in this interim MD&A.  A copy of this interim MD&A will be provided to anyone who requests it.

Additional Information

Additional Information relating to Clifton Star Resources Inc. is on SEDAR at www.sedar.com or by contacting:

Clifton Star Resources Inc.

Rogers Building

Suite 836 – 470 Granville Street

Vancouver, BC Canada

V6C 1V5

Tel: (604) 688-4706

www.cliftonstarresources.com
Email: mailto:info@cliftonstarresources.com

Attention: Harry Miller, President and Chief Executive Officer

/s/ “Harry Miller”

 /s/ “Ian Beardmore”

Harry Miller

Ian Beardmore

President and Chief Executive Officer

Chief Financial Officer